UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO

          Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          Numerical Technologies, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          Neon Acquisition Corporation

                                 Synopsys, Inc.
--------------------------------------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67053T101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Steven K. Shevick
                                 Synopsys, Inc.
                            700 East Middlefield Road
                         Mountain View, California 94043
                                 (650) 584-5000

                                    Copy to:
                             Victor I. Lewkow, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: Not applicable       Amount of Filing Fee: Not applicable
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  None               Filing Party: Not applicable
       Form or Registration No.: Not applicable    Date Filed: Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party  tender  offer  subject to Rule 14d-1.
|_|  issuer  tender  offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Tender Offer Statement on Schedule TO relates to a planned tender offer by Neon Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Synopsys, Inc., a Delaware corporation ("Synopsys"), for all of the outstanding shares of common stock of Numerical Technologies, Inc., a Delaware corporation ("Numerical"), to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 12, 2003, by and among Synopsys, Purchaser and Numerical.

         The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. At the time the tender offer is commenced, Purchaser and Synopsys intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of a letter of transmittal and other documents relating to the tender offer, and Numerical intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Purchaser, Synopsys and Numerical intend to mail these documents to the stockholders of Numerical. These documents will contain important information about the tender offer and stockholders of Numerical are urged to read them carefully when they become available. Stockholders of Numerical will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from Numerical by contacting Numerical at 70 West Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

Item 12. Exhibits.

Exhibit 99.2 Transcript of a conference call hosted jointly by Synopsys, Inc. and Numerical Technologies, Inc. on January 13, 2003.

                                  EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------

99.2 Transcript of a conference call hosted jointly by Synopsys, Inc. and Numerical Technologies, Inc. on January 13, 2003.